SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Amendment No. 1 To FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-16437

Oxford Health Plans, Inc.
(Exact name of registrant as specified in its charter)

48 Monroe Turnpike Trumbull, Connecticut 06611 Telephone: (203) 459-6000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Oxford Health Plans, Inc. has caused to be filed this Amendment No.1 to its certification on Form 15, filed with the Commission on July 30, 2004, in order to revise the information previously filed regarding the number of record holders of its Common Stock, as follows:

As of 5:45 p.m., Eastern Time, on July 29, 2004, and as of the date of this Amendment No. 1, the approximate number of record holders of the Common Stock of Oxford Health Plans, Inc. was, and is, 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Oxford Health Plans, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OXFORD HEALTH PLANS, INC.

Date:	August 3, 2004	By:	/s/ Daniel N. Gregoire

			Name:	Daniel N. Gregoire
			Title:	General Counsel & Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.